Exhibit 99.3

Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Keegan Resources Corp.
1204 - 700 West Pender Street
Vancouver, B.C., V6C 1G8

Item 2 Date of Material Change

October 25, 2007

Item 3 News Release

The news release dated October 25, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Dan McCoy, Ph.D., President & CEO 604 683-8193

Item 9 Date of Report

October 25, 2007

PRESS RELEASE
TSX-V: KGN

KEEGAN RELEASES INITIAL RESOURCE ESTIMATION AT ESAASE GOLD PROPERTY

October 25, 2007, Vancouver, BC: Keegan Resources Inc. ("Keegan") is pleased to announce the initial resource estimation at the Esaase gold property in southwest Ghana. The resource includes 1.43 million ounces in an inferred category and 0.24 million ounces in an indicated category at an average grade of 1.4 g/t Au applying a 0.6 g/t Au cut-off. A total of 151 holes drilled at collar spacing ranging from 25m by 40m to 40m by 80m were used to establish the resource. Database verification, grade shell geometry, variography, and multiple indicator kriging were executed by the Perth office of Coffey Mining (formerly RSG Global) working in concert with technical personnel from Keegan.

The deposit remains open along strike, down dip and at depth. In the coming months Keegan plans to continue to expand the resources by systematically drilling outside the area outlined by the initial estimation. In 2008 Keegan will add a second drill to commence the infill drilling in order to bring the current inferred resources to the indicated category. Please see www.keeganresources.com for a map.

Table 1. Grade Tonnage Report Using a Multiple Indicator Kriging Estimate 1.

Lower Cutoff Grade	Tonnes (Mt)	Average Grade (g/t	Ounces (Mozs)
(g/t Au)		Au)
Indicated
0.4	6.9	1.2	0.26
0.6	5.4	1.4	0.24
0.8	4.0	1.6	0.21
1.0	2.9	1.9	0.18
Inferred
0.4	43.9	1.1	1.62
0.6	31.9	1.4	1.43
0.8	23.2	1.7	1.24
1.0	17.1	1.9	1.06

1 Estimation panels are 10mE by 40mN by 5mRL. Selective mining units are 5mE by 16mN by 2.5mRL.

Dan McCoy, President and CEO of Keegan states: "It was a year ago, almost to the date, that Keegan cored the first drill hole into bedrock at Esaase. It is a testament to the exceptional strength of the mineralizing system that the project has advanced to the resource stage in such a short time. We will be focusing on the continued delineation and expansion of the existing resource while we also aggressively explore the other mineralized structures on the property."

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Pty Ltd, utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Core portions of the drill holes consist exclusively of HQ core. They were logged and sawn on site with half samples sent to the lab. All samples are analyzed for gold using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs show precision to within 10% of the stated value on all of the standards emplaced by Keegan and Coffey Mining. Coffey Mining Pty Ltd, under the direction of Brian Wolfe, who is a Qualified Person with respect to NI 43-101, validated the database and QA/QC programs, supervised the wire-framing of the grade shells, and performed the variography, block modeling, multiple indicator kriging and resource estimate and has approved this news release. A top cut of 13g/t Au was applied to the Footwall portion of the mineralized zone and 10 g/t Au to the Hanging wall portion. Change of support was applied to emulate increased selectivity at mining. The estimate was evaluated by an internal peer review panel at Coffey Mining.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganreseources.com.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO

For more information please visit the company website at
http://www.keeganresources.com or contact investor relations at
604-683-8193 or info@keeganresources.com.

Forward Looking and other Cautionary Information

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43- 101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable